

05040775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/31

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2004 (MM/DD/YY) AND ENDING 01/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC COMMONWEALTH CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

1100 Mar West Street, Suite E
(No. and Street)

Tiburon (City) California (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. Hoffner (415) 435-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett, David B., CPA
(Name – *if individual, state last, first, middle name*)

76 Main Street (Address) Tiburon (City) California (State) 94920 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2005
WASH. D.C.
179

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/31

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Marin

Subscribed and sworn to (or affirmed before me on this 28th day of March 2005, by Melanie K. Hoffner personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Chief Financial Officer
Title

Notary Public


MICHELE SALINAS
Comm. # 1428474
NOTARY PUBLIC - CALIFORNIA
Marin County
My Comm. Expires July 31, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

January 31, 2005 and 2004

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Auditor's Report

To the Stockholder
Pacific Commonwealth Corporation

I have audited the accompanying balance sheets of Pacific Commonwealth Corporation as of January 31, 2005 and January 31, 2004 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for each of the two years then ended as filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements, and the supplemental schedules discussed below, is the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Commonwealth Corporation at January 31, 2005 and January 31, 2004, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 22, 2005
Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
BALANCE SHEETS
JANUARY 31, 2005 AND 2004

See Accountant's Audit Report

ASSETS

	2005	2004
Cash and equivalents	$ 436,039	$ 422,400
Receivable - affiliate	7,162	6,756
Investment in securities	59,100	59,100
Prepaid expenses	1,385	3,232
Refundable deposits	3,570	,570
TOTAL ASSETS	$ 507,256	$ 495,058

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Income tax payable	$ 481	$ 1,496
Total Liabilities	481	1,496
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding	2,500	2,500
Additional paid-in capital	260,000	260,000
Retained earnings	244,275	231,062
Total Stockholder's Equity	506,775	493,562
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 507,256	$ 495,058

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

See Accountant's Audit Report

	2005	2004
FEE INCOME:		
Consulting	$ 21,447	$ 20,035
Underwriting	68,941	34,730
Total Income	90,388	54,765
OPERATING EXPENSES:		
Administration	68,145	31,055
Automobile	47	59
Computer expense	3	11
Dues and subscriptions	400	1,555
Furniture and equipment rental	280	632
Insurance	1,398	1,938
Legal and accounting	4,500	4,500
Office expense	82	108
Postage	183	208
Promotion and entertainment	9	24
Rent	500	958
Registration and assessment fees	1,590	1,140
Salaries	700	1,341
Taxes and licenses	17	65
Taxes - payroll	52	158
Telephone	66	123
Travel	162	223
Utilities	4	8
Total Operating Expenses	78,138	44,106
OPERATING INCOME (LOSS)	12,250	10,659
OTHER INCOME:		
Dividends	2,944	1,858
Interest	1,860	2,286
Total Other Income	4,804	4,144
NET INCOME BEFORE TAXES	17,054	14,803
TAXES ON INCOME	3,841	3,336
NET INCOME AFTER TAXES	13,213	11,467
Add: Retained Earnings, beginning of year	231,062	219,595
RETAINED EARNINGS, END OF YEAR	$244,275	$231,062

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

See Accountant's Audit Report

	Common Stock	Paid-in Capital	Retained Earnings	Total
Stockholder's equity, January 31, 2003	$2,500	$260,000	$219,595	$482,095
Net income			11,467	11,467
Stockholder's equity, January 31, 2004	2,500	260,000	231,062	493,562
Net income			13,213	13,213
Stockholder's equity, January 31, 2005	$2,500	$260,000	$244,275	$506,775

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

See Accountant's Audit Report

	2005	2004
Cash Flows From Operating Activities:		
Net income	$ 13,213	$ 11,467
Items not affecting cash	-0-	-0-
(Increase) decrease in receivables	(406)	(357)
(Increase) decrease in prepaid expenses	1,847	(2,451)
(Increase) decrease in prepaid taxes	-0-	363
Increase (decrease) in accrued expenses	-0-	-0-
Increase (decrease) in taxes payable	(1,015)	1,496
Net cash provided by operating activities	13,639	10,518
Cash Flows From Investing Activities:		
Net cash provided by investing activities	-0-	-0-
Cash Flows From Financing Activities:		
Net Cash provided by financing activities	-0-	-0-
Net Increase in Cash and Equivalents	13,639	10,518
Cash and Equivalents at Beginning of the Year	422,400	411,882
Cash and Equivalents at End of the Year	$436,039	$422,400

Supplemental Disclosures of Cash Flow Information:

	2005	2004
Cash paid for taxes	$ 4,856	$ 1,840
Interest paid on borrowing	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, the Company, operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Company's stock.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable. Realized gains and losses on security trades are recognized on a specific identification basis on the trade date.

Financial Instruments

For purposes of the statement of cash flows, cash equivalents are short-term highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and cash equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Marketable securities are carried at market value and securities not readily marketable are valued at fair value as determined by management. The difference between cost and market (or fair value) is reflected in the unrealized gain (loss) account. Dividends are recorded as income on the date the stock trades' "ex-dividend". Securities held for investment purposes are distinguished from those held for trading purposes.

The Company maintains a separate bank account, as required by the Securities and Exchange Commission rule 15(c)3-3, not subject to bank set-off privileges in order to transact customer trades.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies - Continued

Income Taxes

Income tax expense may differ from the actual amount payable due to net operating loss carrybacks or carryforwards, and the unrealized gain or loss on marketable securities being recognized for financial statement purposes and not for income tax purposes. The resulting difference affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

Related Party Transactions

The Company shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. The Company is allotted a share of these monthly expenses based upon management's estimate of the work done by each entity. Management believes this allocation is reasonable and appropriate under the circumstances. The Company also receives consulting income from its affiliated corporation. There is no way to determine what the financial condition and results of operations would be if the Company operated as an independent company.

Note 2 - Administration

Administration charges reflect amounts paid to the Company's parent holding company for operating expenses and charges

Note 3 - Taxes on Income

The components of the income tax expense account are as follows:

	2005	2004
Federal Income Tax	$2,333	$2,026
State Income Tax	1,508	1,310
Total Income Tax Expense	$3,841	$3,336

Note 4 - Commitments and Contingencies

The Company signed a five-year lease, subject to annual adjustments, on its present office located in Tiburon, California on October 1, 2000. The minimum lease payments for the remainder of this lease is now $34,550, but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Company's financial position.

See Accountant's Audit Report

Note 5 - Credit Risks and Fair Value of Financial Instruments

The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash, cash equivalents and investment securities.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on cash due to the financial strength of the institutions it maintains its deposits with.

Cash Equivalents

The Company invests its excess cash in money market accounts and short-term securities, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity.

Investment Securities

For securities held for investment purposes, fair values are estimated by management based on relevant market information and information about the securities.

The fair value estimates discussed above are made at a specific point in time and involve significant judgement and certain assumptions. In addition, the tax ramifications related to the realization of any unrealized gains and losses have not been considered in the estimates.

Note 6 - Net Capital Requirements

The Company is subject to the revised Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2005, the Company had net capital of $429,686 and an aggregate indebtedness to net capital ratio of .001 to 1

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2005

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Auditor's Report on Internal Control Structure
Required by Securities and Exchange Commission (SEC) Rule 17a-5

To the Stockholder
Pacific Commonwealth Corporation

I have audited the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2005 and have issued my report thereon dated March 22, 2005. In planning and performing the audit I made a study and evaluation of the system of internal accounting control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance that I considered relevant to the objectives stated in rule 17a-5 in their making the periodic computations of their aggregate indebtedness and their net capital. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review practices that would relate to those activities.

The management of the Company is responsible for establishing and maintaining internal control. Two of the objectives of internal control are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from a misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Furthermore, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended January 31, 2005, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believe to be material.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 22, 2005
Tiburon, California

David Bruner

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Reconciliation of Net Capital With Company's Computation

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2005 and have issued my report thereon dated March 22, 2005. As required by Rule 15(c)3-1 of the Securities and Exchange Commission, I made a comparison and reconciliation of the Company's net capital as reflected on its January 31, 2005 audited financial statement with the amount reported on its January 31, 2005 FOCUS report.

As the attached calculation indicates, the amount previously reported on the Company's FOCUS report is $481 more than that reflected on its audited financial statement. The difference is attributable to the accrual of year-end taxes.

A summary of the differences is as follows:

	Audit	FOCUS	Diff
Net stockholder's equity	$ 506,775	$ 507,256	$ (481)
Less: Non-allowable asset items	71,217	71,217	-0-
Haircuts	5,872	5,872	-0-
Net Capital	$ 429,686	$ 430,167	$ (481)

March 22, 2005
Tiburon, California



PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2005

AGGREGATE INDEBTEDNESS

Total liabilities for net capital purposes	$ 481
Less: deductions and/or changes	-0-
Total Aggregate Indebtedness	$ 481

NET CAPITAL

Total capital (stockholder's equity) per balance sheet	$ 506,775
Less: non-allowable asset items	71,217
haircuts on securities	5,872
Total Net Capital	$ 429,686

NET CAPITAL REQUIREMENT

Net capital from above	$ 429,686
Minimum net capital requirement	250,000
Excess Net Capital	$ 179,686

PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.10%

RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported by auditor	$ 429,686
Net capital as reported on FOCUS report	430,167
Difference	$ (481)